Mail Stop 7010

      November 23, 2005



Mr. John G. O`Rourke
Senior Vice President - Finance and Chief Financial Officer
The GEO Group, Inc.
621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487

	RE: 	Form 10-K for the Fiscal Year ended January 2, 2005
                    	Forms 10-Q for the Fiscal Quarters ended
April 3, 2005, July 3,
		2005 and October 2, 2005
                    	File No. 1-14260


Dear Mr. O`Rourke:

		We have reviewed your response letter dated November 18, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended October 2, 2005

Item 4 - Controls and Procedures, page 33

You stated that disclosure controls and procedures were effective in timely alerting you to material information that is required to be included in your periodic SEC filings. Please note that you have provided an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to clarify, if true, that your disclosure controls and procedures were effective to "to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please also clarify in future filings your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please show us what your revised disclosure would look like.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
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John G. O'Rourke
The GEO Group, Inc.
November 23, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE